UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G/A	Estimated average burden hours per response……10.4

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Osiris Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68827R108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68827R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Schmidheiny

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 395,154

	6.	Shared Voting Power 2,658,113

	7.	Sole Dispositive Power 395,154

	8.	Shared Dispositive Power 2,658,113

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,053,267

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68827R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BIH SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Neuchatel, Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,658,113

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,658,113

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,658,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.1%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 68827R108

Item 1.
	(a)	Name of Issuer: Osiris Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 7015 Albert Einstein Drive Columbia, Maryland 21046

Item 2.
(a)

Name of Person Filing:
This statement is filed by:

(i)                                   BIH SA, a company organized under the laws of Switzerland, with respect to shares of Common Stock directly owned by it; and

(ii)                                Thomas Schmidheiny, who is the controlling shareholder and chairman of BIH SA, with respect to (A) shares of Common Stock held by BIH SA and indirectly beneficially owned by him by virtue of such position and (B) shares of Common Stock directly owned by him.

BIH SA and Mr. Schmidheiny are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of BIH SA is 23 Faubourg de l’Hopital, 2000 Neuchatel, Switzerland and that of the residence of Mr. Schmidheiny is Zurcherstrasse 156, 8645 Jona, Switzerland.

	(c)	Citizenship: BIH SA is a company organized under the laws of Switzerland. Mr. Schmidheiny is a Swiss citizen.
	(d)	Title of Class of Securities: Common Stock, par vale of $0.001 per share (“Common Stock”).
	(e)	CUSIP Number: 68827R108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Insurance company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 68827R108

Item 4.	Ownership

The percentages used herein are calculated based upon the total number of shares of Common Stock issued and outstanding as of December 31, 2008.  The beneficial ownership of shares of Common Stock by each Reporting Person, as of the date of this Schedule 13G/A, is as follows:

1.  Thomas Schmidheiny

	(a)	Amount beneficially owned: 3,053,267 shares of Common Stock
	(b)	Percent of class: 9.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 395,154
		(ii)	Shared power to vote or to direct the vote: 2,658,113
		(iii)	Sole power to dispose or to direct the disposition of: 395,154
		(iv)	Shared power to dispose or to direct the disposition of: 2,658,113
2. BIH SA
	(a)	Amount beneficially owned: 2,658,113 shares of Common Stock
	(b)	Percent of class: 8.1%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 2,658,113
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 2,658,113

CUSIP No. 68827R108

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68827R108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

THOMAS SCHMIDHEINY

/s/ THOMAS SCHMIDHEINY
Thomas Schmidheiny, individually

BIH SA

	By:	/s/ DIETER SPAELTI
Name: Dieter Spaelti
Title: Managing Director

	By:	/s/ CHRISTIAN REBER
Name: Christian Reber
Title: Assistant Vice President

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1:                                          Joint Filing Agreement, dated as of February 12, 2009, by and between BIH SA and Thomas Schmidheiny.

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value, of Osiris Therapeutics, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 12, 2009.

This Agreement may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Agreement.

THOMAS SCHMIDHEINY

/s/ THOMAS SCHMIDHEINY
Thomas Schmidheiny, individually

BIH SA

By:	/s/ DIETER SPAELTI
Name: Dieter Spaelti
Title: Managing Director

By:	/s/ CHRISTIAN REBER
Name: Christian Reber
Title: Assistant Vice President

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